UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

    Caesars Entertainment Corporation

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: Ronald Cami

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(1)	Names of reporting persons Hamlet Holdings LLC I.R.S. Identification Nos. of above persons (entities only): 20-8359623
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 64,153,667.34 shares of Common Stock
	(8)	Shared voting power 0 Shares
	(9)	Sole dispositive power 64,153,667.34 shares of Common Stock
	(10)	Shared dispositive power 0 Shares
(11)	Aggregate amount beneficially owned by each reporting person 64,153,667.34 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 89.3%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 1 (this “Amendment”) to Schedule 13D supplements and amends the Statement on Schedule 13D filed on February 7, 2008 by Hamlet Holdings LLC (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and supplemented by inserting the following:

On November 22, 2010, the Company (a) reclassified its outstanding shares of non-voting common stock, par value $0.01 per share, into a new class of voting common stock, par value $0.01 per share (the “New Common Stock”), and (b) cancelled the class of Voting Common Stock that was previously held by Holdings (collectively, the “Reclassification”) by filing an Amended and Restated Certificate of Incorporation.

The reference to the Amended and Restated Certificate of Incorporation set forth above in this Item 1 is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation, which is included as Exhibit 1 to this Amendment and is incorporated herein by reference.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by inserting the following:

Each of the Sponsor Investors (as defined below) has granted an irrevocable proxy (the “Irrevocable Proxy”) in respect of all of the shares of New Common Stock held by that entity. Pursuant to the Irrevocable Proxy, each of the Sponsor Investors irrevocably constituted and appointed Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote all of the shares of New Common Stock held by that entity at any meeting (and any adjournment or postponement thereof) of the Company’s stockholders, and in connection with any written consent of the Company’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the shares of New Common Stock held by that entity, if, as and when so determined in the sole discretion of Holdings. Upon the sale, transfer or other disposition (including pursuant to the consummation of a public offering) of any shares of New Common Stock held by any of the Sponsor Investors, the shares of New Common Stock that are sold, transferred or otherwise disposed of shall be released from the Irrevocable Proxy.

The reference to and description of the Irrevocable Proxy set forth above in this Item 2 is not intended to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Proxy, which is included as Exhibit 2 to this Amendment and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following:

In March 2010, holders of the Old Preferred Stock agreed to convert all of the Old Preferred Stock into Old Non-Voting Common Stock, and on March 29, 2010, the Company eliminated the Old Preferred Stock by filing a Certificate of Elimination of Non-Voting Perpetual Preferred Stock (the “Certificate of Elimination”) with the Delaware Secretary of State.

On June 3, 2010, the Company and its direct, wholly owned subsidiary, Harrah’s BC, Inc. (“HBC”), entered into an Investment and Exchange Agreement (the “Investment and Exchange Agreement”) with certain affiliates of the Sponsors that among other things, provided for the sale by HBC to the Sponsors’ affiliates of an aggregate of $120,625,000 aggregate principal amount of 5.625% senior notes due 2015, $75,627,000 aggregate principal amount of 6.50% senior notes due 2016, and $106,778,000 aggregate principal amount of 5.75% senior notes due 2017 of Harrah’s Operating Company, Inc., n/k/a Caesars Entertainment Operating Company, Inc. (collectively, the “Notes”), for an aggregate purchase price of $199,999,800. The Notes were purchased on June 24, 2010. The affiliates of the Sponsors that purchased the Notes obtained the funds used to consummate the purchases from capital contributions through their respective investors.

In the same Investment and Exchange Agreement, the Sponsors’ affiliates agreed with HBC to exchange the Notes they had acquired from HBC, together with $105.033 million of Notes they had previously acquired, for shares of New Common Stock at an exchange ratio of 10 shares per $1,000 principal amount of Notes tendered (the “Exchange”). The Exchange occurred on November 23, 2010. Accrued and unpaid interest on the Notes was paid in shares of New Common Stock at the same exchange ratio.

Holdings acquired beneficial ownership of the New Common Stock held by the Sponsor Investors (as defined below) pursuant to the Irrevocable Proxy, which did not involve the payment of any cash consideration by or on behalf of Holdings.

The references to and descriptions of the Certificate of Elimination and the Investment and Exchange Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Certificate of Elimination and the Investment and Exchange Agreement, which is included as Exhibit 3 and Exhibit 4 to this Amendment, respectively, and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by inserting the following:

Bylaws

On November 22, 2010, the Company amended its Bylaws as set forth in Exhibit 5 hereto. Among other things, the Bylaws authorize the issuance of “blank check” preferred stock without any need for action by stockholders.

Holdings currently beneficially owns the New Voting Common Stock for investment purposes. Other than as described above, neither Holdings nor, to the best knowledge of Holdings, without independent verification, any of the persons listed in Appendix A to Item 2 hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Holdings may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, Holdings may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present Board of Directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the Company’s Board of Directors; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The reference to and description of the Bylaws set forth above in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the full text of the Bylaws, which is included as Exhibit 5 to this Amendment and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and restated as follows:

The information contained on the cover page of this Amendment and items 2, 3 and 4 is hereby incorporated herein by reference.

As a result of the Reclassification and the Exchange, Apollo Hamlet Holdings, LLC, a Delaware limited liability company (“Apollo Hamlet Holdings”), Apollo Hamlet Holdings B, LLC, a Delaware limited liability company (“Apollo Hamlet Holdings B” and, together with Apollo Hamlet Holdings, the “Apollo Entities”), TPG Hamlet Holdings LLC, a Delaware limited liability company (“TPG Hamlet Holdings”), TPG Hamlet Holdings B, LLC, a Delaware limited liability company (“TPG Hamlet Holdings B” and, together with TPG Hamlet Holdings, the “TPG Entities”), Co-Invest Hamlet Holdings B, LLC, a Delaware limited liability company (“Co-Invest B”), and Co-Invest Hamlet Holdings, Series LLC, a Delaware limited liability company (“Co-Invest Series” and, together with Co-Invest B, the “Co-Invest Entities” and, together with the TPG Entities and Apollo Entities, the “Sponsor Investors”), directly hold of record an aggregate of 64,153,667.34 shares of New Common Stock. All of the shares of New Common Stock held by the Sponsor Investors are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares.

TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“TPG Advisors”) is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar V Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is the general partner of TPG V Hamlet AIV, L.P., a Delaware limited partnership, which is the managing member of TPG Hamlet Holdings. TPG GenPar V is also the managing member of TPG Hamlet Holdings B. David Bonderman and James G. Coulter are officers, directors and sole shareholders of TPG Advisors and directors and officers of other related entities.

Messrs. Black, Harris and Rowan serve as the managers of Apollo Hamlet Holdings B and Apollo Hamlet Holdings. Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI”), is the sole member of Apollo Hamlet Holdings B. Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), is the general partner of AIF VI. AIF VI Management, LLC, a Delaware limited liability company (“AIF VI Management”), is the general partner of Management VI. Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP,” and together with Management VI, AIF VI Management, Apollo Management, Management GP and Management Holdings GP, the “Apollo Management Entities”), is the general partner of Management Holdings. Messrs. Black, Harris and Rowan also serve as the executive officers and managers of Apollo Management Holdings GP, LLC and affiliated investment managers and advisors.

TPG GenPar V and Management VI are also the managing members of each of Co-Invest B and Co-Invest Series.

All of the shares of New Common Stock held by the Sponsor Investors are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares. The Sponsor Investors, TPG Advisors, AIF VI, Apollo Management Entities and Messrs. Black, Bonderman, Coulter, Harris and Rowan disclaim beneficial ownership of such shares.

(a)-(b) See the information contained on the cover pages to this Amendment, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by Holdings assumes that there are 71,809,718.54 shares of common stock issued and outstanding as of November 23, 2010, which figure is based on information provided to the Reporting Person by the Company.

(c) Except for the Exchange, the Reclassification and receipt of the Irrevocable Proxy, none of Holdings and, to the best knowledge of Holdings, none of the persons or entities referred to in Appendix A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the shares of New Common Stock in the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following:

On November 23, 2010, the MIRA was amended and restated (the “Amended and Restated MIRA”) to apply to the New Common Stock held by the employees of the Company that are parties to the Amended and Restated MIRA.

The reference to and description of the Amended and Restated MIRA set forth above in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated MIRA, which is included as Exhibit 6 to this Amendment and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed November 24, 2010)

2	Irrevocable Proxy, dated as of November 22, 2010, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed November 24, 2010)

3	Certificate of Elimination of Non-Voting Perpetual Preferred Stock of Caesars Entertainment Corporation, dated March 29, 2010 (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed March 30, 2010)

4	Investment and Exchange Agreement (Sponsors), dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc., Apollo Management VI, L.P., on behalf of certain affiliated investment funds, and TPG Capital, L.P., on behalf of certain affiliated investment funds (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 7, 2010)

5	Bylaws of Caesars Entertainment Corporation, as amended on November 22, 2010. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed November 24, 2010)

6	Amended and Restated Management Investor Rights Agreement, dated as of November 22, 2010, by and among Caesars Entertainment Corporation, Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Hamlet Holdings LLC and the stockholders that are parties thereto. (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed November 24, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2010

By:	/S/ LAURIE D. MEDLEY
Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley which was previously filed with the Securities and Exchange Commission.